Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release by Agility Robotics, Inc. (“Agility”), discussing the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility.

Agility Robotics Strengthens Executive Leadership Team with Appointment of Michael Beer as Chief Financial Officer

Experienced public company finance executive joins Agility as company expands commercial momentum and prepares to become the first publicly listed U.S. pure-play humanoid robotics company.

SALEM, Ore., July 23, 2026 /PRNewswire/ -- Agility Robotics, a leading humanoid robotics and Physical AI company, today announced the appointment of Michael Beer as Chief Financial Officer as the company continues to strengthen its executive leadership team ahead of its planned public listing through its previously announced business combination with Churchill Capital Corp XI (NASDAQ: CCXI).

As part of this planned evolution of the leadership team, current Chief Financial Officer and Chief Operating Officer Jennifer Hunter will transition to serving exclusively as Chief Operating Officer. In this role, Hunter will lead the continued scaling of Agility’s global operations, manufacturing, and supply chain network to support customer deployments as the company expands production and accelerates commercialization. Having played an instrumental role in building Agility’s operational and financial foundation during a period of rapid growth, Hunter’s expanded operational leadership reflects the increasing importance of manufacturing and execution as the company enters its next phase of growth and prepares to operate as a public company.

The leadership evolution reflects Agility’s continued investment in the capabilities required to support rapid commercial expansion as a public company. By establishing dedicated executive leadership for both finance and operations, Agility is further strengthening the organizational foundation needed to scale production, deepen customer deployments and create long-term shareholder value.

As Chief Financial Officer, Beer will oversee Agility’s finance organization, including capital markets, financial planning and analysis, accounting, treasury and investor relations. He will lead the company’s financial strategy and partner closely with the executive leadership team to support Agility’s continued commercial expansion, disciplined execution, and long-term growth strategy.

Beer joins Agility during a period of accelerating commercial momentum. The company continues to expand deployments with industry-leading customers including Schaeffler, GXO and Toyota Motor Manufacturing Canada while advancing a robust pipeline of more than 30 enterprise customers across logistics, manufacturing and supply chain operations. Following its previously announced business combination with Churchill Capital Corp XI, which is expected to provide more than $620 million in gross proceeds, and with the support of leading strategic investors and partners including NVIDIA, Amazon, SoftBank Vision Fund 2, Schaeffler, Foxconn, Abico, DCVC, and Playground Global, Agility is well positioned to accelerate production, expand customer deployments and further extend its leadership in humanoid robotics.

“We’re entering an exciting new chapter for Agility as we continue scaling customer deployments, expanding production and preparing to operate as a public company,” said Peggy Johnson, Chief Executive Officer of Agility Robotics. “Strengthening our leadership team is a natural step in that evolution. As our business has grown, the scope and importance of both our finance and operations organizations have expanded significantly. Michael brings outstanding public company finance and capital markets experience, while Jennifer, with her prior experience as a publicly traded COO, will focus exclusively on scaling our operational excellence and manufacturing capabilities. Together, they create an even stronger leadership team to execute on the tremendous opportunity ahead and deliver long-term value for our shareholders.”

Prior to joining Agility Robotics, Beer served as Chief Financial Officer and Head of Corporate Services at Energy Vault Holdings (NYSE: NRGV), where he led the company’s finance organization and supported strategic growth initiatives, capital markets activities and corporate operations.

Earlier in his career, Beer held senior finance leadership roles at innovative technology companies and spent more than a decade as an equity research analyst covering the global transportation, logistics and infrastructure sectors at Citigroup, Wolfe Research and Bear Stearns, bringing deep capital markets expertise and industry knowledge that aligns closely with Agility’s customer base and long-term growth strategy.

“Agility has built an exceptional business with clear technology leadership, growing commercial traction and a disciplined approach to execution,” said Beer. “The opportunity ahead is extraordinary, and I’m excited to join the company at such an important stage of its journey. I look forward to partnering with Peggy, the executive leadership team, and our employees as we continue scaling the business, deepening relationships with customers and the investment community, and creating long-term value for our shareholders.”

Beer currently serves on the boards of Cambridge Future Tech, SAIF Autonomy and Literal Labs. He holds a Bachelor of Science in Finance and Entrepreneurship from the Eller College of Management at the University of Arizona and an MBA from the Wharton School at the University of Pennsylvania.

About Agility Robotics

Agility’s commercially deployed humanoids operate alongside teams in warehouses, manufacturing facilities and distribution centers – tackling physically demanding and repetitive tasks while enabling workers to focus on higher-value work. With industry-leading safety standards and years of proven deployment data, we’re pioneering a new era of automation that enhances human potential. To learn more, visit www.agilityrobotics.com.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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